                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                333-39643
                                                                ---------
                                                                SEC FILE NUMBER

                                                                035396 AE 0
                                                                -----------
                                                                CUSIP NUMBER
                                  (Check One):

          [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
                       For Period Ended: December 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A
                                                          --------

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PART I - REGISTRANT INFORMATION


Full name of Registrant:            Anker Coal Group, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number):
                                    2708 Cranberry Square

City, State and Zip Code:           Morgantown, West Virginia 26508

See attached table for additional Registrant Guarantors


PART II - RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition
           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         On February 23, 2000, the Registrant commenced an offer to exchange up to 38,006 shares of its Class E Convertible Preferred Stock for up to $38,006,000 in aggregate principal amount of its outstanding 14.25% Series B Second Priority Senior Secured Notes due 2007 (PIK through









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April 1, 2000). As of the date hereof, the exchange offer has been extended and has not yet expired, and consummation of the exchange offer is subject to a number of conditions that have not yet been satisfied. The condition that the Company receive the consent of its common and preferred stockholders to amend the Company's certificate of incorporation and certain provisions of the existing preferred stock has not been met and negotiations with the preferred stockholders are continuing. In addition, the condition that at least $34.2 million in aggregate principal amount of notes be validly tendered and not withdrawn has not been met because only $26.8 million of notes have been validly tendered and not withdrawn as of the date hereof. As a result of these conditions not being met and the extension of the expiration of the exchange offer, the Company is unable to reflect the outcome of the exchange offer in the disclosure set forth in the report (including, as previously disclosed in our Form 8-K filed February 26, 2001, the content of the report of the independent auditors) as of the filing deadline of April 2, 2001 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         B. Judd Hartman               (304)                      594-1616
         ---------------         ------------------            --------------
              (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a decrease in net loss of approximately $3.6 million or 22.4% from $16.1 million for the year ended December 31, 1999 to $12.5 million for the year ended December 31, 2000.





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                             Anker Coal Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                         By: /s/ William D. Kilgore, Jr.
                                                ---------------------------
                                                Name: William D. Kilgore, Jr.
                                                Title: Chief Executive Officer


                                      -4-
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                            Anker Energy Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer and Vice
                                                       President of Finance
                                                       and Administration


                                      -5-
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                                Anker Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ Bruce Sparks
                                                ----------------
                                                Name: Bruce Sparks
                                                Title: President


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                           Anker Power Services, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


                                      -7-
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                       Anker Virginia Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By:  /s/ David D. Struth
                                                 -------------------
                                                 Name: David D. Struth
                                                 Title: Treasurer


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                    Anker West Virginia Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                           Bronco Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


                                      -10-
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                          Hawthorne Coal Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                          Heather Glen Resources, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                          Juliana Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                            King Knob Coal Co., Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                         Marine Coal Sales Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                           Melrose Coal Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                    New Allegheny Land Holding Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                          Patriot Mining Company, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer




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                                Simba Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                              Upshur Property, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                                 Vantrans, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer


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                            Vindex Energy Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: /s/ David D. Struth
                                                -------------------
                                                Name: David D. Struth
                                                Title: Treasurer



                                      -22-
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                    TABLE OF ADDITIONAL REGISTRANT GUARANTORS

- ----------------------------------------------------------------------------------------------------------------------
EXACT NAME OF REGISTRANT GUARANTOR     STATE OR OTHER        IRS EMPLOYER       ADDRESS INCLUDING ZIP CODE, AND
AS SPECIFIED IN ITS CHARTER            JURISDICTION OF       IDENTIFICATION     TELEPHONE NUMBER INCLUDING AREA
                                       INCORPORATION OR      NUMBER             CODE, OF REGISTRANT GUARANTOR'S
                                       ORGANIZATION                             PRINCIPAL EXECUTIVE OFFICES
- ----------------------------------------------------------------------------------------------------------------------
Anker Energy Corporation               Delaware              51-0217205         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Anker Group, Inc.                      Delaware              13-2961732         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Anker Power Services, Inc.             West Virginia         55-0700346         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Anker Virginia Mining Company, Inc.    Virginia              54-1867395         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Anker West Virginia Mining             West Virginia         55-0699931         2708 Cranberry Square
Company, Inc.                                                                   Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Bronco Mining Company, Inc.            West Virginia         22-2094405         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Hawthorne Coal Company, Inc.           West Virginia         55-0742562         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Heather Glen Resources, Inc.           West Virginia         55-0746946         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Juliana Mining Company, Inc.           West Virginia         55-0568083         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
King Knob Coal Co., Inc.               West Virginia         55-0488823         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Marine Coal Sales Company              Delaware              13-3307813         645 West Carmel Drive
                                                                                Carmel, Indiana 46032
                                                                                (317) 844-6628
- ----------------------------------------------------------------------------------------------------------------------
Melrose Coal Company, Inc.             West Virginia         55-0746947         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------


                                      -23-
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
- ----------------------------------------------------------------------------------------------------------------------
EXACT NAME OF REGISTRANT GUARANTOR     STATE OR OTHER        IRS EMPLOYER       ADDRESS INCLUDING ZIP CODE, AND
AS SPECIFIED IN ITS CHARTER            JURISDICTION OF       IDENTIFICATION     TELEPHONE NUMBER INCLUDING AREA
                                       INCORPORATION OR      NUMBER             CODE, OF REGISTRANT GUARANTOR'S
                                       ORGANIZATION                             PRINCIPAL EXECUTIVE OFFICES
- ----------------------------------------------------------------------------------------------------------------------
New Allegheny Land Holding             West Virginia         31-1568515         2708 Cranberry Square
Company, Inc.                                                                   Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Patriot Mining Company, Inc.           West Virginia         55-0550184         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Simba Group, Inc.                      Delaware              55-0753900         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Upshur Property, Inc.                  Delaware              95-4484172         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Vantrans, Inc.                         Delaware              22-2093700         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------
Vindex Energy Corporation              West Virginia         55-0753903         2708 Cranberry Square
                                                                                Morgantown, WV 26508
                                                                                (304) 594-1616
- ----------------------------------------------------------------------------------------------------------------------


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